SembCorp Industries

Co Regn No: 199802418D

05009189

Rule 12g3-2(b) File No. 825109

8 June 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Assistant Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Utilities

SEMBCORP UTILITIES TO INVEST IN SECOND INTEGRATED WASTEWATER TREATMENT FACILITY IN CHINA

June 8, 2005 – SembCorp Utilities Pte Ltd ("SembUtilities"), a wholly-owned subsidiary of SembCorp Industries Ltd, has signed an agreement with ZhangJiaGang Free Trade Zone ZhangBao Industry Company Ltd ("ZhangBao") to form a joint venture company to acquire, expand, own and operate an integrated wastewater treatment facility in ZhangJiaGang Free Trade Zone in Jiangsu Province.

This partnership scores as SembUtilities' third significant investment in major chemical hubs in China, following its previous successful investments in Shanghai and Nanjing chemical industrial park. It is also SembUtilities' second integrated wastewater treatment facility in China.

The joint venture will enjoy exclusive rights to provide third party wastewater treatment services in the free trade zone under a Concession Agreement with the ZhangJiaGang Free Trade Zone Administrative Committee. Since its establishment in 1992, the ZhangJiaGang Free Trade Zone has attracted close to US$ 4 billion in investments and now hosts major international chemical companies, such as Dow Chemical, Chevron-Phillips, DuPont, Dow Corning, Asahi Kasei and Mitsui Chemicals.

Under the joint venture agreement, SembUtilities will hold a majority 80 per cent stake in ZhangJiaGang SembCorp Water Company Ltd. The remaining will be held by ZhangBao, the investment arm of the ZhangJiaGang local government. The joint venture will have a registered capital of US$ 10 million, of which SembUtilities' share of US$ 8 million will be funded through internal sources.

The joint venture's investment in the facility will take place in phases. Under Phase I of the investment, the joint venture will acquire an existing wastewater treatment facility from the ZhangJiaGang government and expand it from its current 10,000 cubic metres per day capacity to 20,000 cubic metres per day. The wastewater treatment facility has been in operation since 2002. In the next phase of the investment, the joint venture expects to expand the facility in tandem with the growth of the free trade zone by another 30,000 cubic metres per day, to meet the growing needs of the industrial customers.

The cost of the investments, including acquisition of the facility and construction for both phases, is expected to be US$ 24 million. The joint venture company is expected to seek a US$ 14 million commercial loan to fund the investment.

Mr Ho Nee Sin, CEO of SembCorp Utilities Investment Management (Shanghai) Ltd, said: "We are pleased to sign the joint venture agreement with ZhangBao. This joint venture is part of SembUtilities' continuing strategy to expand into the major chemical and petrochemical industrial sites in China. It is our third beach head to spearhead our integrated utilities business in China after our successful investments in Shanghai and Nanjing chemical industrial park."

Mr Ho continued, "We intend to leverage on our extensive integrated utilities experience on Jurong Island, Singapore and Teesside, UK, to grow our service offerings in ZhangJiaGang – from industrial wastewater treatment to a full spectrum of third party integrated utilities services."

This investment does not have a material impact on the earnings per share and net tangible asset per share of SembCorp Industries for the financial year ending December 31, 2005.

- E N D -

SembCorp
Utilities

About SembCorp Utilities

A leading industrial utilities and site services provider, SembCorp Utilities offers process industry MNCs a range of fully integrated industrial site services, including natural gas, power, steam, cooling water, high grade industrial water, wastewater treatment and chemical waste incineration.

SembCorp Utilities has established facilities serving chemical hubs in Singapore and the United Kingdom, and its coverage expands to countries such as China, Vietnam and Australia. In China, the company is replicating its cogeneration and centralised utilities capabilities in major chemical industrial parks in Shanghai and Nanjing. SembCorp Utilities is also a leading offshore turnkey contractor for oil and gas upstream fixed platforms and floating production facilities.

SembCorp Utilities is wholly owned by SembCorp Industries, Asia's foremost engineering services group, who is listed on the mainboard of the Singapore Exchange.

About ZhangJiaGang Free Trade Zone

ZhangJiaGang Free Trade Zone was established in October 1992 as the first batch of free trade zones approved by the Chinese State Council. It spans an area of 50 square kilometres and includes an integrated port, Jiangsu Yangtze River International Chemical Industrial Park and ZhangJiaGang Bonded Logistics Zone focusing on chemical logistics.

Since its establishment, it has attracted close to US$ 4 billion in investments and count Dow Chemical, Chevron-Phillips, DuPont, Dow Corning, Asahi Kasei, Mitsui Chemicals and other multinational companies among its tenants.

For media and analysts' enquiries, please contact:

Lim Siew Khee
Manager
Group Corporate Relations
DID: (65) 6723 3076
Fax: (65) 6822 3240
Email: lim.siewkhee@sembcorp.com.sg